BB 12/21

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

06050278

SEC MAIL PROCESSING SECTION RECEIVED DEC 0 7 2006 WASH, D.C. 213

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SEC FILE NUMBER
8-25027

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/05 (MM/DD/YY) AND ENDING 9/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Planco Financial Services, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1500 Liberty Ridge Drive, Suite 100
(No. and Street)

Wayne (City) PA (State) 19087 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Julie Corrow 800-523-7798
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

1700 Market Street (Address) Philadelphia (City) PA (State) 19103 (Zip Code)

PROCESSED
DEC 2 6 2006
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AFFIRMATION

I, Julie Corrow, affirm that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedules pertaining to Planco Financial Services, LLC (the "Company"), for the year ended September 30, 2006, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer, member or director has any proprietary interest in any account classified solely as that of a customer.

Signature: Julie Corrow Date: 11/27/06

Vice President
Title

Subscribed and Sworn to before me on this 27th day of November 2006

Celeste H. Caramanico
Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Celeste H. Caramanico, Notary Public
Tredyffrin Twp., Chester County
My Commission Expires May 19, 2008
Member, Pennsylvania Association Of Notaries

SEC MAIL RECEIVED PROCESSING
DEC 07 2006
WASH. D.C. 213 SECTION

Planco Financial Services, LLC (formerly
known as Planco Financial Services, Inc.)
(A wholly-owned subsidiary of Hartford Life and Accident Company)
(S.E.C. I.D. No. 8-25027)

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED SEPTEMBER 30, 2006
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

This report is filed as a Public Document
in accordance with Rule 17a-5(e)(3)
under the Securities Exchange
Act of 1934.

PLANCO FINANCIAL SERVICES, LLC

(A wholly-owned subsidiary of Hartford Life and Accident Insurance Company)

TABLE OF CONTENTS

This report contains (check all applicable boxes): Page

(x)	Independent Auditors' Report.	
(x) (a)	Facing Page.	
(x) (b)	Statement of Financial Condition.	2
(x) (c)	Statement of Operations.	3
(x) (d)	Statement of Cash Flows.	4
(x) (e)	Statement of Changes in Member's Equity.	5
( ) (f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).	
(x)	Notes to Financial Statements.	6-9
(x) (g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.	10
(x) (h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.	11
( ) (i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not required).	
( ) (j)	A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3 (not required).	
( ) (k)	A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation (not required).	
(x) (l)	An Affirmation.	
( ) (m)	A Copy of the SIPC Supplemental Report (not required).	
(x) (n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).	

Deloitte

Deloitte & Touche LLP
1700 Market Street
Philadelphia, PA 19103-3984
USA

Tel: +1 215 246 2300
Fax: +1 215 569 2441
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Managers and Member of
Planco Financial Services, LLC:

We have audited the following financial statements of Planco Financial Services, LLC (the "Company") (formerly known as Planco Financial Services, Inc.) (a wholly-owned subsidiary of Hartford Life and Accident Insurance Company) for the year ended September 30, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

	Page
Statement of Financial Condition	2
Statement of Operations	3
Statement of Cash Flows	4
Statement of Changes in Member's Equity	5

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Planco Financial Services, LLC at September 30, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

PLANCO FINANCIAL SERVICES, LLC

(A wholly-owned subsidiary of Hartford Life and Accident Insurance Company)

STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2006

ASSETS

Cash and cash equivalents	$ 30,821,846
Cash segregated under federal or other regulations	48,526
Deferred federal tax assets	2,311,325
Federal income taxes receivable	285,756
Wholesalers advances	19,000
Prepaid expenses	163,500
Interest receivable	97,935
TOTAL ASSETS	$ 33,747,888

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts payable	$ 11,441,251
State income taxes payable	2,761
Due to affiliate	12,303,876
TOTAL LIABILITIES	23,747,888
MEMBER'S EQUITY	
Member's capital	10,000,000
Retained earnings	-
Total Member's Equity	10,000,000
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 33,747,888

See notes to financial statements.

PLANCO FINANCIAL SERVICES, LLC

(A wholly-owned subsidiary of Hartford Life and Accident Insurance Company)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2006

REVENUES:	
Marketing service fees	$ 173,424,095
Interest income	995,394
Total revenues	174,419,489
EXPENSES:	
Administrative and operating expenses	109,581,691
Wholesaler overrides	55,760,780
Other brokers commissions	7,281,306
Regulatory fees	345,401
Other	100,811
Total expenses	173,069,989
INCOME BEFORE INCOME TAXES	1,349,500
INCOME TAXES	(1,349,500)
NET INCOME	$ -

See notes to financial statements.

PLANCO FINANCIAL SERVICES, LLC
(A wholly-owned subsidiary of Hartford Life and Accident Insurance Company)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2006

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES:	
Net income	$ -
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in operating assets:	
Cash segregated under federal or other regulations	(18,639)
Deferred federal tax assets	(353,282)
Federal income taxes receivable	(285,756)
Wholesalers advances	63,538
Prepaid expenses	(106,406)
Interest receivable	(86,401)
Increase (decrease) in operating liabilities:	
Accounts payable	1,662,094
Income taxes payable	(681,771)
Due to affiliate	3,673,197
Net cash provided by operating activities	3,866,574
NET INCREASE IN CASH AND CASH EQUIVALENTS	3,866,574
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	26,955,272
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 30,821,846

See notes to financial statements.

PLANCO FINANCIAL SERVICES, LLC

(A wholly-owned subsidiary of Hartford Life and Accident Insurance Company)

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2006

	Member's capital	Retained earnings	Total member's equity
Balance, October 1, 2005	$10,000,000	$ -	$ 10,000,000
Net income	-	-	-
Balance, September 30, 2006	$10,000,000	$ -	$ 10,000,000

See notes to financial statements.

1. ORGANIZATION AND DESCRIPTION OF THE BUSINESS

Planco Financial Services, LLC (the "Company"), formerly known as Planco Financial Services, Inc., is a wholly-owned subsidiary of Hartford Life and Accident Insurance Company and an indirect wholly-owned subsidiary of Hartford Life, Inc. (the "Parent") and The Hartford Financial Services Group, Inc. ("The Hartford"), a publicly traded company. The Company is a registered broker-dealer engaged exclusively in the sale of various annuity and life insurance products, the distribution of shares of registered open-end investment management companies, the distribution of private placements and the distribution of IRC Section 529 plans for the Parent and its affiliates. The Company is a single member, Delaware, limited liability company.

On December 15, 2005, Planco Financial Services, LLC was formed and on January 1, 2006, Planco Financial Services, Inc. was merged into Planco Financial Services, LLC.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are reasonable and prudent. Actual results could differ materially from these estimates.

Marketing Service Fees – Marketing service fees in connection with marketing, educational and administrative services provided in the distribution of affiliates' products are recorded as earned.

Administrative and Operating Expenses – Administrative, support, and other expenses relate to services provided by affiliated companies in facilitating the operations of the Company.

Wholesaler Overrides – Wholesalers overrides represent commissions paid to employees that participate in the marketing and distribution of the Parent and affiliates products.

Cash and Cash Equivalents - The Company considers all money market instruments and highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. At September 30, 2006, cash equivalents include investments in money market funds totaling $30,821,206.

Cash Segregated under Federal or Other Regulations - Cash segregated under federal or other regulations represent cash held in the Company's Medical Group Insurance Service flexible spending account for its employees.

Stock-Based Compensation - The Parent adopted SFAS 123 (revised 2004), "Share-Based Payment", in the first quarter of fiscal 2006. In January 2003, the Parent began expensing all stock-based compensation awards granted or modified after January 1, 2003 under the fair value recognition

The fair values of awards granted under the 2005 Stock Plan are measured as of the grant date and expensed ratably over the awards' vesting period, generally three years. All awards provide for accelerated vesting upon a change in control of The Hartford as defined in the 2005 Stock Plan.

Stock Option Awards

Under the 2005 Stock Plan, all options granted have an exercise price equal to the market price of The Hartford's common stock on the date of grant, and an option's maximum term is ten years. Certain options become exercisable over a three year period commencing one year from the date of grant, while certain other options become exercisable upon the attainment of specified market price appreciation of The Hartford's common shares. For any year, no individual employee may receive an award of options for more than 1,000,000 shares. As of September 30, 2006, The Hartford had not issued any incentive stock options under any plans.

For all options granted or modified on or after January 1, 2004, The Hartford uses a hybrid lattice/Monte-Carlo based option valuation model (the "valuation model") that incorporates the possibility of early exercise of options into the valuation. The valuation model also incorporates The Hartford's historical termination and exercise experience to determine the option value. For these reasons, The Hartford believes the valuation model provides a fair value that is more representative of actual experience than the value calculated under the Black-Scholes model.

Share Awards

Share awards are valued equal to the market price of The Hartford's common stock on the date of grant, less a discount for those awards that do not provide for dividends during the vesting period. Planco's share awards granted under the 2005 Stock Plan and outstanding include restricted stock units and restricted stock. Generally, restricted stock units vest after three years and restricted stock awards vest in three to five years. The maximum award of restricted stock units and restricted stock awards for any individual employee in any year is 200,000 shares or units.

Hartford Employee Stock Purchase Plan

In 1996, The Hartford established The Hartford Employee Stock Purchase Plan ("ESPP"). Under this plan, eligible employees of the Parent may purchase common stock of The Hartford at a 15% discount from the lower of the closing market price at the beginning or end of the quarterly offering period. Employees purchase a variable number of shares of stock through payroll deductions elected as of the beginning of the quarter. The fair value is estimated based on the 15% discount off of the stock price at the beginning of the quarterly offering period plus the value of three-month European call and put options on shares of stock at the beginning stock price calculated using the Black-Scholes model.

4. RELATED PARTY TRANSACTIONS

The Company's principal source of revenue is its marketing services agreement with its Parent. The Company acts as a wholesaler of its affiliates' products and assists in providing marketing, educational, and administrative services. In consideration of the services performed, the Company receives marketing service fees related to certain expenses incurred in providing those services. For the year ended September 30, 2006, the marketing service fees paid by the Parent was $173,424,095 and is included in the Statement of Operations. In addition, the Company receives funding from the Parent for

PLANCO FINANCIAL SERVICES, LLC
(A wholly-owned subsidiary of Hartford Life and Accident Insurance Company)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 YEAR ENDED SEPTEMBER 30, 2006

TOTAL MEMBER'S EQUITY	$ 10,000,000
Less nonallowable assets included in the following statement of financial condition captions:	
Cash segregated under federal or other regulations	48,526
Deferred federal tax assets	2,311,325
Federal corporate taxes receivable	285,756
Wholesaler advances	19,000
Prepaid expenses	163,500
Net capital before haircuts on securities positions	7,171,893
Haircuts on securities:	
Investments in money market funds (2% of $30,821,206)	616,424
NET CAPITAL	$ 6,555,469
TOTAL AGGREGATE DEBIT ITEMS	$ 0
MINIMUM NET CAPITAL REQUIRED UNDER THE ALTERNATE METHOD: Greater of 2% of aggregate debit items or $250,000	$ 250,000
CAPITAL IN EXCESS OF MINIMUM REQUIREMENT	$ 6,305,469
NET CAPITAL IN EXCESS OF 5% OF AGGREGATE DEBIT ITEMS OR $120,000	$ 6,435,469

There are no material differences between the amounts presented above and the amounts reported in the Company's unaudited FOCUS report as of September 30, 2006, as amended on November 3, 2006

Schedule (h)

PLANCO FINANCIAL SERVICES, LLC
(A wholly-owned subsidiary of Hartford Life and Accident Insurance Company)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 SEPTEMBER 30, 2006

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 (the "Rule"), in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of the Rule.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2006, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of managers, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP